UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 January 2020

ASX RELEASE

13 January 2020

KAZIA PRESENTS AT BIOTECH SHOWCASE

Sydney, 13 January 2020 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of a presentation to be made to Biotech Showcase in San Francisco, CA later today.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is paxalisib (GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib entered a phase II clinical trial in 2018. Interim data was reported in November 2019, and further data is expected in 1H 2020. Paxalisib was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Interim data was presented at the ESMO Congress in September 2019, and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

This announcement was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000

A company developing innovative, high-impact drugs for cancer Presentation to Biotech Showcase San Francisco, CA 13 January 2020

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Corporate Overview Company Description Oncology-focused, mid-clinical-stage, small-molecule biotechnology company, headquartered in Sydney, Australia Pipeline Paxalisib – brain-penetrant PI3K / mTOR inhibitor in phase II for glioblastoma Cantrixil – cancer stem cell-targeting agent in phase I for ovarian cancer Financials Listed on NASDAQ (KZIA) with a market capitalization of ~US$ 35 million Current assets at 30 June 2019 of ~US$ 5.5 million, augmented by ~US$ 2.8 million PIPE in October 2019

Investment Rationale Our lead program, paxalisib, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 human trial, showing it to be generally safe and providing signals of efficacy Paxalisib has reported preliminary evidence of clinical efficacy, and has a clear path-to-market via the multi-drug adaptive study, GBM AGILE; glioblastoma represents a commercial opportunity of ~US$ 1.5 billion 1 2 3 4 Five clinical trials of paxalisib are currently underway at leading US hospitals, of which four are primarily funded by external parties, covering a broad range of primary and secondary brain cancers to provide multiple shots on goal Paxalisib is a PI3K inhibitor, a well-validated and well-understood class of cancer therapies with four FDA-approved products; unique differentiating feature of GDC-0084 is the ability to cross the blood-brain barrier

Six ongoing trials across two assets; lead program covers full range of brain cancers Paxalisib (GDC-0084) Cantrixil (TRX-E-001) Glioblastoma most common primary brain cancer Secondary Brain Cancer (cancer that spreads from elsewhere in the body) DIPG highly aggressive childhood brain cancer Brain Metastases cancer from any primary tumor Breast Cancer Brain Mets in combination with Herceptin® Brain Metastases in combination with radiotherapy Primary Brain Cancer (cancer that originates in the brain) PRECLIN. PHASE 1 PHASE 2 PHASE 3 MARKET Data 2Q CY2020 Start Q2 / Q3 Data CY2020 Data CY2020 Data CY2020 Platinum-Resistant Ovarian Cancer Ovarian Cancer Data 2Q CY2020 Data 2Q CY2020 Glioblastoma (GBM AGILE adaptive multi-drug study)

Kazia has delivered all milestones to date, with multiple data read-outs expected over 6-12 months Paxalisib Brain Cancer Cantrixil Ovarian Cancer Initial phase 1 data (dose escalation) presented at AACR Completion of recruitment to phase 1 (expansion cohort) ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2019 2020 Commence NCI-funded phase 2 Alliance study in brain mets ü Commence phase 1 study in brain mets with RTx at MSK ü Interim Data from phase 2 GBM study (SNO) Interim Data from phase 1 DIPG study Interim Data from phase 2 GBM study (AACR) Interim Data from phase 1 study (ESMO) Note: forward-looking milestones are forecast and indicative but subject to revision Interim Data from phase 2 BCBM study (provisional) Interim Data from phase 1 study (AACR) ü ü ü ü Interim Data from phase 1 DIPG study (provisional)

Paxalisib (GDC-0084) Phase II Glioblastoma Multiforme & Other Brain Cancers

Treatment of brain cancer has improved little in recent decades, unlike other cancers Lung Cancer Brain Cancer (glioblastoma) 1990s 1990s 2000s 2000s 2010s 2010s

Paxalisib was designed specifically to overcome challenges associated with brain cancer treatment Challenge Approach Tumour Heterogeneity Brain tumours exhibit a wide range of genetic aberrations Rational Target Selection PI3K pathway is affected in 85-90% of GBM cases and many brain mets Blood-Brain Barrier Most cancer therapies do not penetrate the BBB Brain-Penetration GDC-0084 is designed to cross the blood-brain barrier Toxicity Some PI3K inhibitors have shown evidence of significant toxicity Favourable Safety Profile No evidence of GI, blood, renal, or CNS toxicities Treatment Resistance Mechanisms Tumour rapidly develops resistance to single agent treatment approaches Multiple Pharmacological Activities GDC-0084 active against all PI3K isoforms and also mTOR Clinical Population GBM patients with recurrent disease often have significant morbidity Newly-Diagnosed Patients Lead indication for GDC-0084 is first-line use in GBM Composition of matter through to 2031 in most jurisdictions Orphan designation granted by US FDA in January 2018 Straightforward chemical synthesis and highly stable API 15mg capsule presentation for once-daily oral administration Toxicology and CMC packages largely sufficient for registration

PI3K class is well-established, but paxalisib is unique in its ability to cross the blood-brain barrier

GILEAD

Zydelig (idelalisib)


Zydelig
Idelalisib

FDA Approved ✓
July 2014
(blood cancers)
[accelerated approval]

Does not cross blood-brain barrier ✗

Potentially fatal liver toxicity and diarrhoea ✗

BAYER

Aliqopa (copanlisib)


Aliqopa

FDA Approved ✓
September 2017
(blood cancers)
[accelerated approval]

Does not cross blood-brain barrier ✗

Potentially fatal infections ✗

Verastem

Copiktra (duvelisib)


Copiktra
(duvelisib) Capsules

FDA Approved ✓
October 2018
(blood cancers)
[accelerated approval]

Does not cross blood-brain barrier ✗

Potentially fatal infections & diarrhoea ✗

NOVARTIS

Piqray (alpelisib)


PIQRAY
300 mg daily dose

FDA Approved ✓
May 2019
(breast cancer)
[accelerated approval]

Does not cross blood-brain barrier ✗

Limited toxicities to date ✓

KAZIA THERAPEUTICS

GDC-0084



In phase II human trials under US FDA oversight (brain cancer)

Does cross blood-brain barrier ✓

Appears generally safe and well-tolerated thus far ✓

9 KAZIA THERAPEUTICS

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1+ billion Sen. John McCain Sen. Ted Kennedy Beau Biden Dan Case

Temozolomide is only FDA-approved drug for GBM; it is ineffective in ~65% of cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

Paxalisib is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

Note: Temozolomide is only approved therapy for newly-diagnosed patients; Avastin (bevacizumab) is approved for use in recurrent setting

11
KAZIA THERAPEUTICS

A phase 1 human trial of paxalisib in GBM showed favourable safety and multiple efficacy signals * Taal et al., Lancet Oncology (2015): ORR and mPFS of Lomustine in 2L GBM were 2/41 (5%) and 1 months, respectively (n = 46) † Schwarzenberg J, et al. Clin Cancer Res; 20(13); 3550–9 Efficacy Signals Safety Phase I safety trial conducted by Genentech 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors) No evidence of liver, bone marrow, kidney toxicity, or mood disturbances Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016 Paxalisib 40% Achieved ‘stable disease’ Arresting Tumour Growth 21% Remained on study for >3 months Potentially Delaying Progression 26% Showed ‘metabolic partial response’ on FDG-PET Slowing Tumour Metabolism Comparison 21-52% in studies of Avastin in similar patients Median progression-free survival of 1 month* Potentially better predictor of clinical response than MRI†

Best % change from baseline of target lesions CR / PR:0 SD:19 (40%) PD:26 (55%) Response rate showed dose-dependent reduction in tumor growth (consistent with mode of action)

7 / 27 patients (26%) showed a ‘metabolic partial response’ on FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

Safety profile appeared acceptable and consistent with PI3K class

Dose level	30 mg N = 7				45 mg N = 8				65 mg N = 6			
	Grade 1	Grade 2	Grade 3	All Grade	Grade 1	Grade 2	Grade 3	All Grade	Grade 1	Grade 2	Grade 3	All Grade
Any Adverse Events	2 (29%)	2 (29%)	2 (29%)	6 (86%)	2 (25%)	3 (38%)	2 (25%)	7 (88%)	1 (17%)	0	4 (67%)	5 (83%)
FATIGUE *	1 (14%)	0	1 (14%)	2 (29%)	2 (25%)	3 (38%)	0	5 (62%)	1 (17%)	2 (33%)	0	3 (50%)
HYPERGLYCAEMIA	2 (29%)	0	1 (14%)	3 (43%)	0	2 (25%)	0	2 (25%)	0	1 (17%)	2 (33%)	3 (50%)
NAUSEA	1 (14%)	0	0	1 (14%)	1 (12%)	1 (12%)	0	2 (25%)	2 (33%)	0	0	2 (33%)
RASH **	0	0	0	0	1 (12%)	2 (25%)	0	3 (38%)	2 (33%)	3 (50%)	0	5 (83%)
HYPER TRIGLYCERIDAEMIA	1 (14%)	1 (14%)	0	2 (29%)	1 (12%)	1 (12%)	0	2 (25%)	0	1 (17%)	0	1 (17%)
MUCOSITIS ***	0	0	0	0	1 (12%)	2 (25%)	1 (12%)	4 (50%)	1 (17%)	0	2 (33%)	3 (50%)
HYPO PHOSPHATAEMIA	0	0	0	0	1 (12%)	1 (12%)	0	2 (25%)	0	0	1 (17%)	1 (17%)
DECREASED APPETITE	0	0	0	0	3 (38%)	1 (12%)	0	4 (50%)	0	0	0	0
DIARRHOEA	0	1 (14%)	0	1 (14%)	0	1 (12%)	0	1 (12%)	2 (33%)	0	0	2 (33%)
VOMITING	0	0	0	0	1 (12%)	0	0	1 (12%)	1 (17%)	0	0	1 (17%)
CHOLESTEROL INCREASED	0	2 (29%)	0	2 (29%)	0	1 (12%)	0	1 (12%)	0	0	0	0
HYPER CHOLESTEROLAEMIA	0	0	0	0	0	0	0	0	0	1 (17%)	0	1 (17%)
PTL decreased	0	0	0	0	2 (25%)	0	0	2 (25%)	1 (17%)	0	0	1 (17%)
DIZZINESS	0	0	0	0	0	1 (12%)	0	1 (12%)	0	0	0	0
DRY MOUTH	0	0	0	0	2 (25%)	0	0	2 (25%)	0	0	0	0
DRY SKIN	0	0	0	0	1 (12%)	0	1 (12%)	2 (25%)	0	0	0	0
DYSGEUSIA	0	0	0	0	2 (25%)	0	0	2 (25%)	0	0	0	0
DYSPNOEA	0	0	0	0	2 (25%)	0	0	2 (25%)	0	0	0	0
PRURITUS	0	0	0	0	0	0	1 (12%)	1 (12%)	1 (17%)	0	0	1 (17%)
WEIGHT DECREASED	0	0	0	0	1 (12%)	0	0	1 (12%)	1 (17%)	0	0	1 (17%)

* FATIGUE includes FATIGUE and ASTHENIA.
** Rash includes rash and rash maculo-paular
***MUCOSITIS includes MUCOSAL INFLAMMATION and STOMATITIS

15

KAZIA THERAPEUTICS

A broad-based clinical program is underway across multiple forms of brain cancer Glioblastoma Most common and most aggressive brain tumour Phase II NCT03522298 Glioblastoma (planned pivotal study for approval [in set-up]) Phase II / III NCT03970447 Brain Metastases Cancer that has spread from any primary tumour Phase II NCT03994796 Breast Cancer Brain Mets (combination with Herceptin®) Phase II NCT03765983 Brain Metastases (combination with radiotherapy) Phase I NCT04192981 Primary Brain Cancer (brain cancer that begins in the brain) Secondary Brain Cancer (brain cancer that spreads from elsewhere in the body) Paxalisib (GDC-0084) Funded by Kazia Funded Primarily Through Partnerships and External Funding DIPG Highly aggressive childhood brain tumour Phase I NCT03696355

Paxalisib is currently in a phase 2a study in newly-diagnosed GBM; aim to start pivotal study in 2020 Note: timelines are estimated and subject to periodic revision based on recruitment performance and treatment effect Step 1: Dose Optimisation 6 – 24 patients 12 months 20 patients 6 months Step 2: Expansion Cohort Newly-diagnosed patients with the unmethylated MGMT promotor (i.e. resistant to temozolomide) Paxalisib administered once daily, orally, as monotherapy in place of temozolomide Primary objective is dose determination (Step 1) and time to progression (Step 2) Primary objective is to determine the appropriate dose for newly-diagnosed patients (phase 1 was in end-stage patients) Primary objective is to generate supportive data for FDA and to provide confirmatory signals of efficacy in newly-diagnosed population Complete Top-line data reported May 2019 Dose of 60mg determined (higher than 45mg dose found in phase I) ü Ongoing Completion of recruitment anticipated in 4Q CY2019 Data unlikely to be rate-limiting for pivotal study

Interim analysis of the phase 2 study shows evidence of delaying tumour progression Note: figures for existing therapy are for temozolomide, per Hegi et al. (2005); comparison between different studies is never perfectly like-for-like Progression-Free Survival (PFS) Overall Survival (OS) 8.4 months Median PFS 5.3 months Median PFS Paxalisib Existing Therapy 12.7 months Median OS Paxalisib Existing Therapy Not yet reached (75% of patients still alive)

The NCI-funded Alliance study in brain metastases is a cutting-edge, multi-drug clinical trial Tumour is genetically profiled paxalisib entrectinib abemaciclib 150 patients Secondary brain cancer from any primary tumour ‘Precision medicine’ study in which treatment is guided by the specific genetic make-up of each individual patient’s tumour Accepts patients with brain metastases from any primary tumour (estimated to be ~200,000 patients per annum in US) Funded by US National Cancer Institute Executed by Alliance for Clinical Trials in Oncology Led by Dr Priscilla Brastianos, a world expert on brain mets

The St Jude study in DIPG has the potential for breakthrough designation and early approval Step 1: Dose Escalation 6 – 24 patients 12 patients Step 2: Expansion Cohort All patients with DIPG or high-grade gliomas (2 – 22 years of age), following radiotherapy Paxalisib given once daily, orally, as monotherapy Primary objective is dose determination (Step 1) and time to progression (Step 2) Given no FDA-approved therapies for DIPG, a successful result could lead to discussion of early approval Primary objective is to determine the appropriate dose for pediatric use (mg/kg dosing) Primary objective is to provide initial evidence of clinical efficacy Not Yet Started Complete Top-line data reported Sept 2019 Dose of 27 mg/m2 determined (comparable dose and safety profile to adult studies) ü

GBM AGILE is an adaptive multi-drug registrational study, with strong FDA support Randomization Drug #2 Drug #3, etc… Drug #1 Common Control Arm Comparison against a common control arm reduces overall subject numbers, saving time and cost (no drug vs. drug comparison) Adaptive study design limits number of subjects to that required to demonstrate efficacy, eliminating redundancy Economies of scale due to multiple participating drugs allows for large site pool, robust study infrastructure, and reduced cost 1 2 3

GBM AGILE features a two-stage design Stage 1 (Phase II) upto 150 patients 50 patients Stage 2 (Phase III) Primary endpoint of both stages is overall survival (OS); final analysis performed on all patients from both stages, compared to all control patients recruited to date Stage 1 is the primary efficacy analysis; Stage 2 is a confirmatory component Study is designed to provide definitive data to support product registration if a candidate drug is efficacious Current Status GBM AGILE: Recruiting Paxalisib Participation: In planning, with enrolment expected to commence in Q2 / Q3 CY2020 Sponsored by Global Coalition for Adaptive Research (GCAR), a 501(c)(3) non-profit Paxalisib expected to be second drug to join the study Extensive funding support from National Brain Tumor Society, Cure Brain Cancer Foundation, and other bodies

Brain cancer represents a significant commercial opportunity for paxalisib with limited competition ~$1.5B+ market opportunity INDICATIVE Glioblastoma 12,500 patients p.a. in the US Brain Metastases (secondary brain cancer) Childhood Brain Cancers Other Adult Primary Brain Cancers Other Cancers with Disordered PI3K Pathway (e.g. breast, lung, blood) Path to Market Expansion Opportunities ‘Blue Sky’ Potential

Cantrixil Phase I Ovarian Cancer

A second program, Cantrixil, is currently in a phase 1 study in ovarian cancer, with data reporting this year Part A: Dose Escalation 3 to 42 patients in up to 8 cohorts Seeks to establish maximum tolerated dose and understand safety profile Part B: Dose Expansion 12 patients, all at MTD Seeks to provide potential efficacy signals Near full recruitment ü MTD of 5 mg / kg established Advanced, platinum-resistant population 2 / 9 patients (22%) with partial response (PR) on combination with chemotherapy PFS = 5.5 months (versus 3.4 months for historical controls) Mainly low-grade GI toxicities

Ovarian cancer remains a disease of high unmet medical need Cause of death for 1 in 100 women 10% of cases are primarily genetic in origin Lung 14 million cancer cases per annum Breast Colon Prostate Stomach >60% of patients have disease spread at diagnosis 80% of patients are over 50 years of age Five-year survival 45% ( breast cancer: 90%) Chemotherapy only curative in ~20% of ovarian cancers More than half of patients with advanced disease will recur within 1-4 years Ovarian Cancer 239,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion

Cantrixil has been developed to target ‘cancer stem cells’ which are often resistant to chemotherapy Development Rationale Tumor cancer stem cells daughter cells Post- Chemo Recurrence Data courtesy of Prof Gil Mor, Yale University Ovarian cancer tumours contain a mixture of different cell types Chemotherapy has limited activity against ‘cancer stem cells’ Cancer stem cells important to tumour recurrence and resistance Cantrixil shows dose-dependent inhibition of CD44+ve / My88+ve ovarian cancer stem cells

Part A has already shown evidence of activity with several partial responders to date Source: images courtesy of Professor Jim Coward, Icon Cancer Centre October 2017 (baseline) January 2018

Corporate Summary

Recent institutional placement leaves the company well funded for next round of data read-outs Market Capitalisation ~US$ 35 million Listing NASDAQ: KZIA (1:10 ratio) ASX: KZA Share Price (US$) KZIA Current AssetsAU$ 7.5 million (30 June 2019) Institutional PlacementAU$ 4.0 million (October 2019) Funded for multiple value-driving data readouts during 1H 2020 Successful placement in October 2019

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Kazia has implemented a strategy of developing high-quality assets from external sources Partner with big pharma for late-stage development to bring to market Bring in under-valued assets from other pharmaceutical companies Conduct focused clinical trials Identify optimal patient groups Understand safety and dosing Engage with external experts Identify Value Build Value Realise Value Proceeds of outbound licensing reinvested in earlier-stage assets $ Reduce cycle time and accelerate returns: 2-4 years to get to value inflection Improve portfolio strength: access the best global innovation Mitigate risk: bring in assets which already partially de-risked

The partnering market for new oncology drugs is active and driven by emerging data Licensee Licensor Stage Asset(s) Deal Value (US$) Discovery Lipid kinase inhibitors $470M Preclinical Anti-CD38 antibody $275M Preclinical RAS-RAF-MAPK inhibitors $207M Clinical MEK inhibitor $700M Discovery Complement modulator $2.0B Acquirer Target Stage Asset(s) Deal Value (US$) Commercial BRAF inhibitors $11.0B Clinical HIF-2a inhibitors $2.2B Discovery Discovery platform $167M Clinical Cancer vaccine platform $367M Select CY2019 Licensing Transactions Select CY2019 M&A Transactions

The next six months will be an exciting period for Kazia, and a crucial inflection point for our programs Note: all milestones are indicative and subject to periodic revision in light of operational factors and emerging data February 2020 Half-Year Financial Report 1Q CY2020 Completion of patient dosing in Cantrixil phase 1 study 1Q CY2020 Completion of recruitment to paxalisib phase 2 study in glioblastoma 2Q CY2020 Potential initial efficacy data from St Jude paxalisib DIPG study 2Q CY2020 Potential initial efficacy data from Dana-Farber paxalisib breast cancer mets study 2Q CY2020 Further efficacy data from ongoing phase 2 study of paxalisib in glioblastoma 2Q CY2020 Further efficacy data from ongoing phase I study of Cantrixil in ovarian cancer 2Q / 3Q CY2020 Commencement of recruitment to GBM AGILE pivotal study 3Q CY2020 Full-Year Financial Statements

www.kaziatherapeutics.com